Exhibit 99.1

Operating and Financial Review and Prospects for the first quarter ended March 31, 2004
All amounts are in US$ unless otherwise stated

ClearWave N.V. ("ClearWave" or the "Company"), a subsidiary of Telesystem International Wireless Inc. ("TIW"), is a provider of GSM wireless telecommunication services in Romania through its subsidiary MobiFon S.A. ("MobiFon") and in Czech Republic through its subsidiary Český Mobil a.s (" Český Mobil").

ClearWave's net subscriber additions for the quarter grew 119.9%, reaching 282,316 compared to 128,373 for the same quarter of 2003. We had 5,286,109 total subscribers at the end of the first quarter of 2004, a 29.7% increase compared to 3,943,333 subscribers at the end of the first quarter of 2003.

Service revenue in the first quarter of 2004 increased 39.2% to $264.2 million compared to $189.8 million for the same period last year. Selling, general and administrative expenses ("SG&A"), at $64.4 million for the quarter slightly increased to 24.4% of service revenues compared to 24.1% for the first quarter of 2003 as a result of greater selling and marketing expenses associated with the strong subscriber growth and the increased percentage of postpaid subscribers. Operating income before depreciation and amortization (OIBDA)1 increased 33.1% to $110.2 million compared to $82.8 million for the first quarter last year.

Operating Income for the first quarter increased 66.6%, reaching $52.9 million compared to $31.7 million for the first quarter of 2003. The strong growth in OIBDA and operating income reflects strong subscriber growth in Romania and margin expansion in the Czech Republic. Net income for the first quarter was $7.4 million or $0.09 per share, compared to $26.3 million, or $0.31 per share, for the corresponding period in 2003. The decrease in net income compared the first quarter of 2003 is due to higher income taxes at MobiFon and a reduction in the share of losses allocated to minority interests in Český Mobil as a result of the company's improved performance.

MobiFon S.A. - Romania

MobiFon S.A. ("MobiFon" or its trade mark, "Connex"), the market leader in Romania with an estimated 48.5% share of the cellular market, added 215,096 net subscribers for the first quarter for a total of 3,672,138, compared to net additions of 37,557 in the first quarter of 2003 and total subscribers of 2,672,765 at the end of the same 2003 period, an increase of 37%. As of March 31, 2004, postpaid subscribers accounted for 37% of MobiFon's total subscriber base as compared to 35% at the end of the first quarter of 2003 and 37% at the end of last year.

During the past 12 months, we estimate cellular telephony market penetration in Romania increased to 35% from 24% at the end of the first quarter of 2003. The first quarter of 2004 confirmed the strength of

1 We use the term operating income before depreciation and amortization ("OIBDA") and average revenue per user ("ARPU") which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to in our previous reporting as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditure and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles ("GAAP"), these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes revenues from other cellular networks' customers roaming on our network. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP.

the mobile market in Romania. Total market growth was lower than in the previous quarter due to seasonality but was the best first quarter ever for MobiFon.

Service revenues reached $147.6 million compared to $113.1 million for the first quarter of 2003. This record $34.5 million increase in service revenues translated into a 30.5% year over year growth rate, MobiFon's highest growth rate since early 2000. This growth was largely attributable to a 35.0% increase in average subscribers.

The monthly average revenue per user ("ARPU")1 for the first quarter was $12.76 compared to $13.29 for the same period of last year, with the decrease being primarily the result of the one million subscriber growth experienced during the last 12 months.

Cost of services as a percent of service revenue increased to 21.7% from 18.7% in the first quarter of 2003. This increase results primarily from a higher average interconnection rate amongst mobile operators and from higher roaming costs due to the appreciation of the Euro against the US dollar. Site costs for the quarter were also greater than for the same period last year due to the higher level of network deployment activity. Furthermore, MobiFon has been incurring costs associated with its fiber optic capacity leasing and reselling agreement since the second quarter of 2003 while revenues derived from this agreement are recorded as part of equipment revenues. Selling, general and administrative expenses increased to 22.0% of service revenues compared to 20.9% for the 2003 corresponding period primarily as a result of greater selling and marketing expenses associated with subscriber growth.

OIBDA increased 17.5% to $77.3 million compared to $65.8 million for the same period last year. OIBDA as a percentage of service revenue decreased to 52.4% compared to 58.2% in the quarter ending March 31, 2003 and 53.1% for the year 2003 as a whole, primarily as a result of costs incurred in acquiring significantly more new subscribers and retaining high value subscribers during the quarter. While new subscribers tend to generate lower ARPU, the cost to acquire and service these new subscribers are managed accordingly, which enabled MobiFon to maintain a ratio of OIBDA to service revenues above 50% over twelve-month periods.

During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime. We recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by us in conjunction with the signing of 12-month contracts. The cost associated with points expected to be redeemed in this manner have been deferred until such time as the handset sale and related redemption takes place. Operating income for the three month period ended March 31, 2004, includes an expense of $0.6 million in relation with the new loyalty program. Operating income rose 34.4% to $48.1 million compared to $35.8 million for the first quarter of 2003.

Český Mobil a.s. - Czech Republic

Český Mobil a.s. (" Český Mobil" or its trade mark "Oskar") added 67,220 net subscribers in the first quarter to reach 1,613,971, an increase of 27.0% compared to 1,270,568 subscribers at the end of the first quarter of 2003. Český Mobil's focus on postpaid growth continued to be successful with postpaid subscribers representing 76% of net additions during the quarter. As a result, Český Mobil's prepaid/postpaid mix as of March 31, 2004 was 56/44 compared to 61/39 at of March 31, 2003 and 58/42 at the end of December 31, 2003. We estimate we held a 16.3% share of the national cellular market as of March 31, 2004, compared to a 14.5% share at the same time last year. During the past 12 months, we estimate cellular penetration in the Czech Republic increased to 97% from 86% at the end of the first quarter of 2003. According to our estimate, Český Mobil captured approximately 36% of the total market new subscriber additions during the quarter.

Service revenues increased 52.0% to $116.6 million compared to $76.7 million for the first quarter of 2003 due to a 29.0% increase in average subscribers and an 18.1% increase in ARPU. ARPU for the first quarter reached Czech Koruna 623.5 ($23.72) compared to Czech Koruna 592.5 ($20.09) for the same period of last year and the average exchange rate between the U.S. Dollar and the Czech Koruna during the first quarter of 2004 was 12.4% higher than for the same period in 2003.

Selling, general and administrative expenses declined to 26.0% of service revenues compared to 28.4% for the same period last year. Český Mobil recorded OIBDA of $34.4 million compared to OIBDA of $17.3 million for the same period last year. OIBDA as a percentage of service revenue for the quarter reached 29% compared to 22% in the first quarter of 2003 and 27% for the year 2003 as a whole. This improvement reflects the revenue impact of solid subscriber growth, Český Mobil's focus on postpaid growth and the economies of scale realized as fixed costs are spread over the larger subscriber base. Český Mobil achieved a record operating income of $6.2 million for the first quarter of 2004, compared to an operating loss of $3.8 million for the first quarter of 2003.

Liquidity and Capital Resources

As of March 31, 2004, we held cash and cash equivalents of $192.8 million of which $28.1 million consisted of restricted short-term investments.

Operating activities provided cash of $44.4 million for the first quarter compared to $45.7 million for the same period in 2003, resulting from the $27.4 million increase in OIBDA being offset by the $23.1 million increase in working capital requirements and the $4.4 million increase in interest expense. Included in the change in working capital for 2004 was the first interest payment on the MobiFon Holdings notes and increases in prepaid spectrum fees.

Cash used for investing activities during the quarter amounted to $56.2 million compared to cash of $9.2 million being provided during the same period in 2003. Our investing activities consisted of acquisitions of property, plant and equipment, amounts paid for increased subsidiary ownership in 2004 and, in 2003, by $39.0 million net proceeds received from the sale of a partial interest in MobiFon. The year-over-year increase is capital expenditures is primarily the result of rescheduling planned 2004 capital expenditures in MobiFon to take advantage of contract terms expiring in the first quarter of the year and to enhance network capacity to meet traffic increases.

Financing activities used cash of $7.5 million for the first quarter of 2004; this represents MobiFon's first repayment of its senior credit facility. During the first quarter of 2003, $6.9 million cash was used by financing activities as we repaid $34 million in inter-company demand notes due to TIW and drew $27.1 million in long-term debt.

Long-term debt, including current portion, at the end of the first quarter was $1.1 billion, comprised of $292.5 million at MobiFon, $565.3 million at Český Mobil and $220.2 million at MobiFon Holdings. The operations' long-term liabilities also include $33.0 million of unrealized losses associated with derivative financial instruments.

On March 17, 2004 TIW closed the purchase of 5.9% interest in MobiFon and a 2.9% share interest in TIW Czech from EEIF Melville B.V., Emerging Markets Partnership c.v. and EEIF Czech N.V.. The interest in MobiFon was transferred to MobiFon Holdings thus increasing the Company's ultimate ownership in MobiFon from 57.7% to 63.5%. In consideration for this transfer, a non-interest bearing demand loan payable to a subsidiary of TIW amounting to $138.7 million, was created. The interest in TIW Czech was also transferred to the Company, increasing its ownership from 24.2% to 27.1%, in exchange for a $13.2 million loan, bearing interest at 4% per annum, payable on demand but no later than December 31, 2013, to a subsidiary of TIW with an additional $4.5 million considered to be contributed surplus. Both the MobiFon and TIW Czech transactions were accounted for using the purchase method whereby the excess of the aggregate consideration given of $156.4 million over the net assets acquired resulted in the creation of goodwill amounting to $122.2 and $14.9 million, for MobiFon and Cesky Mobil, respectively.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). As stipulated in the shareholders' resolution, the dividends do not become payable to shareholders until conditions for shareholder distributions are met under the MobiFon's senior agreements. As at March 31, 2004, the maximum payable to shareholders based on the conditions of such loan agreements, was $79.8 million and accordingly an amount of $29.1 million is included with amounts payable to non-controlling interests as at March 31, 2004.

During the quarter, TIW acquired a 13% equity interest in the Company from two institutional shareholders which increased its ownership interest in the Company from 86.8% to 99.8%. Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. Accordingly the Company recorded as an asset in its consolidated financial statements the amount of goodwill that was recorded on the consolidated financial statements of TIW. As this acquisition was financed principally by TIW issuing its own shares from treasury, the corresponding adjustment for the goodwill recorded was an increase to contributed surplus..

We expect to have future capital requirements, particularly in relation to the expansion and addition of capacity to our cellular networks and for servicing of our debt. We intend to finance such future capital requirements mainly from cash and cash equivalents on hand, restricted short-term investments and cash flows from operating activities.

As at March 31, 2004, our total indebtedness to TIW and its affiliates amounted to $153.3 million, consisting primarily of demand notes. We intend to use available cash surplus at corporate level, after considering potential funding requirements in TIW Czech N.V. and corporate expenses, to reimburse part of these advances.

Non GAAP Measures

We use the term average monthly revenue per user, or ARPU, which may not be comparable to similarly titled measures reported by other companies. ARPU excludes non-recurring miscellaneous revenue and revenue from other wireless networks' customers roaming on our network. ARPU should not be considered in isolation or as an alternative measure of performance under Canadian GAAP. We believe ARPU provides useful information concerning the appeal of its rate plans and service offerings and its performance in attracting and retaining high value customers.

The following table provides reconciliation between service revenues and ARPU for MobiFon and Český Mobil:

	MobiFon S.A.		Český Mobil a.s.
	Three months ended		Three months ended
	March 31,		December 31,
	2004	2003	2004	2003
Service revenues for
the periods (in
thousands)	147,607	113,084	116,587	76,725
Average number of
subscribers for the
period (in millions)*	3.58	2.65	1.58	1.23
Average monthly
service revenue per
subscriber for the
period (in $)	13.75	14.22	24.60	20.81
Less: impact of
excluding in
roaming and
miscellaneous
revenue	(0.99)	(0.93)	(0.87)	(0.72)
ARPU	12.76	13.29	23.72	20.09
* Calculated as the average of each month's average number of subscribers.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About ClearWave N.V. and TIW

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with more than 5.2 million subscribers. TIW is the market leader in Romania through MobiFon and is active in the Czech Republic through Český Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

CLEARWAVE N.V.

First Quarter 2004

Interim Financial Statements (unaudited)

ClearWave N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

	March 31	December 31,
	2004	2003
	$	$
	(unaudited)	(Note 1)
ASSETS
Current assets
Cash and cash equivalents	164,671	186,442
Short-term investments - restricted	28,125	28,125
Trade debtors, net of allowance for doubtful accounts	88,105	80,092
Amounts receivable from minority interests	-	16,695
Inventories	16,888	16,150
Value added taxes recoverable	-	4,439
Prepaid expenses	31,101	15,367
Deferred income tax asset	1,618	1,003
Other current assets	3,189	1,312
Total current assets	333,697	349,625

Property, plant and equipment	1,056,566	1,101,920
Licenses	85,973	89,641
Goodwill (Notes 4 and 8)	334,201	57,219
Deferred financing and other costs	26,839	28,165
	1,837,276	1,626,570

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable - trade	57,243	55,262
Accounts payable - TIW group	1,350	-
Income and value added taxes payable	15,140	14,965
Accrued liabilities	62,939	71,770
Accrued interest payable	10,450	20,578
Due to parent and affiliated companies (Note 4)	151,939	-
Deferred revenues	33,960	33,046
Current portion of long-term debt	70,201	61,677
Amounts payable to minority interests (Note 3)	29,081	23,577
Total current liabilities	432,303	280,875
Deferred income tax liability	10,963	8,691
Long-term debt	1,007,733	1,058,251
Derivative financial instrument position	33,027	36,404
Deferred gain (Note 7)	3,833	-
Minority interests	140,453	183,179
Shareholders' equity	1,628,312	1,567,400
Share capital
45,868,498 Class A Subordinate Voting Shares and
38,230,950 Class B Multiple Voting Shares	21,467	21,467
Share premium and other contributed surplus (Notes 4 and 8)	166,070	21,737
Retained earnings	21,943	14,565
Accumulated other comprehensive income (loss)
Foreign currency translation adjustment (Note 5)	7,643	9,025
Fair value of interest rate and cross-currency swaps and options	(8,159)	(7,624)
Total shareholders' equity	208,964	59,170
	1,837,276	1,626,570

ClearWave N.V.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

(in thousands of US dollars, except per share data)

	Three months ended
	March 31
	2004	2003
	$	$

Revenues
Services	264,193	189,810
Equipment	14,227	10,108
	278,420	199,918

Cost of services	81,594	56,700
Cost of equipment	22,312	14,668
Selling, general and administrative expenses	64,363	45,778
Depreciation and amortization (Note 2)	57,263	51,034
Operating income	52,888	31,738
Interest expense	(22,228)	(17,781)
Interest and other income	848	301
Foreign exchange loss	(2,005)	(334)
Gain on disposal of investment	-	19,821
Income before income taxes and minority interests	29,503	33,745
Income taxes	12,754	10,405
Income before minority interests	16,749	23,340
Minority Interests	(9,371)	2,988
Net income	7,378	26,328
Foreign currency translation adjustment (Note 5)	(1,382)	613
Change in fair value of interest rate and cross currency swaps and options	(535)	(186)
Comprehensive income	5,461	26,755

Weighted average number of shares	84,099,448	84,099,448
Basic and diluted net income per share	0.09	0.31

ClearWave N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

(in thousands of US dollars)

		Share
		Premium		Accumulated
		and other	Retained	Other	Total
	Share	Contributed	Earnings	Comprehensive	Shareholders'
	Capital	Surplus	(Deficit)	Income (Loss)	Equity
	$	$	$	$	$

Balance as at December 31, 2002	21,467	163,865	(32,221)	(4,359)	148,752
Comprehensive income	-	-	26,328	427	26,755
Balance as at March 31, 2003	21,467	163,865	(5,893)	(3,932)	175,507

Balance as at December 31, 2003	21,467	21,737	14,565	1,401	59,170
Acquisition of equity interest in subsidiaries
from the parent company (Note 4)	-	4,456	-	-	4,456
Effect of push down accounting (Note 8)	-	139,877	-	-	139,877
Comprehensive income	-	-	7,378	(1,917)	5,461
Balance as at March 31, 2004	21,467	166,070	21,943	(516)	208,964

ClearWave N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of US dollars)

	Three months ended
	March 31
	2004	2003
	$	$

OPERATING ACTIVITIES
Net income	7,378	26,328
Adjustments to reconcile net income to cash provided by
operating activities
Depreciation and amortization	57,263	51,034
Deferred income taxes	1,981	10
Minority interests	9,371	(2,988)
Gain on disposal of investment	-	(19,821)
Other non-cash items	1,230	796
Changes in operating assets and liabilities	(32,814)	(9,704)
Cash provided by operating activities	44,409	45,655

INVESTING ACTIVITIES
Increase in ownership of subsidiaries	(5,326)	-
Acquisitions of property, plant and equipment	(50,828)	(29,778)
Net proceeds from the sale of ownership in a subsidiary	-	39,000
Cash provided by (used in) investing activities	(56,154)	9,222

FINANCING ACTIVITIES
Repayment of advances from parent company	-	(34,000)
Proceeds from issue of long-term debt	-	27,100
Repayment of long-term debt	(7,500)	-
Cash used in financing activities	(7,500)	(6,900)

Net effect of exchange rate translation on
cash and cash equivalents	(2,526)	52

Net change in cash and cash equivalents	(21,771)	48,029
Cash and cash equivalents, beginning of period	186,442	46,383
Cash and cash equivalents, end of period	164,671	94,412

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2004
(in thousands of U.S. dollars)

NOTE 1

BASIS OF PRESENTATION

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. The consolidated balance sheet as at December 31, 2003 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because higher usage and roaming, as a result of the summer holidays, results in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation-related expenses, including marketing and promotional expenditures, which results in lower operating profits.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand and cash flows from operating activities.

NOTE 2

PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amounts of $3.5 million and $4.6 million for property, plant and equipment for the three months ended March 31, 2004 and March 31, 2003, respectively.

NOTE 3

DIVIDENDS TO MINORITY INTERESTS

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). As stipulated in the shareholders' resolution, the dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. As at March 31, 2004, the maximum payable to shareholders based on the conditions of such loan agreements, was $79.8 million and accordingly an amount of $29.1 million is included with amounts payable to minority interests as at March 31, 2004.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2004
(in thousands of U.S. dollars)

NOTE 4

INVESTMENTS

Acquisition of Shares in MobiFon and TIW Czech

On February 10, 2004 MobiFon Holdings and TIW entered into a definitive agreement pursuant to which TIW acquired, from a minority shareholder, 5.9% of MobiFon in exchange for the issuance of 12,971,119 of its common shares. The transaction closed on March 17, 2004, and the Company accounted for the acquisition using the purchase method whereby the excess of the aggregate purchase price of $138.7 million over the net assets acquired resulted in the creation of $122.2 million of goodwill. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech N.V., agreed to sell to TIW a 2.9% equity interest in TIW Czech. The transaction closed on March 17, 2004, and was accounted for using the purchase method whereby the excess of the consideration given of $17.7 million over the net assets acquired resulted in the creation of goodwill of $14.9 million. In exchange for these interests in MobiFon and TIW Czech, the Company issued debt totaling $151.9 million to subsidiaries of TIW with the $4.5 million difference considered as contributed surplus. The debt consists of a $138.7 million non-interest bearing loan and a $13.2 million loan bearing interest at 4% per annum, both of which are payable on demand and, in the case of the $13.2 million loan, no later than December 31, 2013; the Company also has the option for early repayment. As a result of these transactions the Company's ultimate ownership in MobiFon increased from 57.8% to 63.5% and its interest in TIW Czech increased from 24.2% to 27.1%.

NOTE 5

FOREIGN CURRENCIES

The movement in the cumulative translation adjustment of $1.4 million, reported as a component of the shareholders' equity, consists of the Company's share of the effect of the depreciation of the Czech Koruna during the first three months of 2004. The exchange rate was 25.65 Czech Koruna for one US$ and 26.86 Czech Koruna for one US$ as at December 31, 2003 and March 31, 2004, respectively.

NOTE 6

MOBIFON LOYALTY PROGRAM

During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime. The Company recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by the Company in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner have been deferred until such time as the handset sale and related redemption takes place. As a result, operating income for the three month period ended March 31, 2004, includes an expense of $0.6 million and other current assets and accrued liabilities include amounts of $2.2 million and $2.8 million, respectively, related to this program.

The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors, including the average percentage of customers who remain with the Company for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2004
(in thousands of U.S. dollars)

NOTE 7

SALE AND LEASE BACK FINANCING - MOBIFON

On January 30, 2004, MobiFon sold its option to buy the properties which where the subject of a sale and leaseback financing and accounted for as capital leases. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years. The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under capital lease, which aggregate to $4.7 million, have been deferred and are being amortized over the term of the new lease.

NOTE 8

PUSH DOWN ACCOUNTING

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of TIW's acquisition of 13% of the Company during the period, which increased its ownership interest from 86.8% to 99.8%, the Company must record as an asset in its consolidated financial statements the amount of goodwill that was recorded on the consolidated financial statements of TIW. As this acquisition was financed principally by the parent company by issuing its own shares from treasury, the corresponding adjustment for the goodwill recorded was an increase to contributed surplus.

NOTE 9

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

Under Canadian GAAP, there would be a statement of retained earnings, however, no comprehensive income statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders' equity on a cumulative basis. In addition, the change in the fair value of the interest rate swap and foreign currency hedges would not be recorded and accordingly, the shareholders' equity would be increased by $8.2 million and $7.6 million, minority interest would be increased by $20.4 million and $21.3 million, deferred income tax assets would be reduced by $1.0 million and $0.7 million, goodwill would be decreased by $0.9 million and NIL, other long term assets would increase by $1.1 million and $1.2 million, short term liabilities would increase by $1.3 million and $1.4 million and long-term liabilities would be reduced by $30.7 million and $29.8 million as at March 31, 2004 and December 31, 2003, respectively, under Canadian GAAP.

NOTE 10

COMPARATIVE FIGURES AND RECLASSIFICATIONS

Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2004
(in thousands of U.S. dollars)

NOTE 11

SEGMENTED INFORMATION
	FOR THE THREE MONTHS ENDED ENDED MARCH 31
	2004				2003
	[unaudited]				[unaudited]

	Romania	Czech	Corporate		Romania	Czech	Corporate
		Republic		Total		Republic		Total
	$	$	$	$	$	$	$	$

Revenues
Services	147,606	116,587	-	264,193	113,084	76,726	-	189,810
Equipment	8,880	5,347	-	14,227	5,749	4,359	-	10,108
	156,486	121,934	-	278,420	118,833	81,085	-	199,918

Cost of services	31,968	49,626	-	81,594	21,152	35,548	-	56,700
Cost of equipment	14,699	7,613	-	22,312	8,216	6,452	-	14,668
Selling, general and administrative expenses	32,529	30,334	1,500	64,363	23,668	21,828	282	45,778
Depreciation and amortization	29,148	28,115	-	57,263	29,970	21,064	-	51,034

Operating income (loss)	48,142	6,246	(1,500)	52,888	35,827	(3,807)	(282)	31,738

Acquisition of property, plant and equipment, including
unpaid acquisitions financed under supply contracts as at	38,680	12,148	-	50,828	14,506	11,175	-	25,681

Property, plant, equipment and licenses
as at March 31, 2004 (December 31, 2003)	502,672	639,867	-	1,142,539	503,940	687,621	-	1,191,561

Goodwill as at March 31, 2004 (December 31, 2003)	289,555	44,646	-	334,201	43,142	14,077	-	57,219

Total assets as at March 31, 2004 (December 31, 2003)	994,714	796,853	45,709	1,837,276	716,695	820,646	89,229	1,626,570

Operating income (loss) before depreciation
and amortization (*)	77,290	34,361	(1,500)	110,151	65,797	17,257	(282)	82,772

(*) computed as: Operating income (loss)	48,142	6,246	(1,500)	52,888	35,827	(3,807)	(282)	31,738
plus: Depreciation and amortization	29,148	28,115	-	57,263	29,970	21,064	-	51,034